SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                             Form 40-F      ☐

On September 29, 2023, Cardiovascular Consultants, Ltd. (CVC), a subsidiary of Fresenius Medical Care AG (the Company) located in the United States (U.S.), became aware that some of its computer systems in the U.S. were affected by a security incident where an intruder claimed to have stolen data. CVC took immediate action to contain the incident and engaged a third-party forensic firm to assist in the investigation and response. The investigation has determined that specific systems were accessed and data were encrypted and stolen by the intruder. The security incident affected the electronic medical record and data warehouse containing information on current and former CVC patients and others. To date, we have identified the stolen data as having come from the data warehouse. The incident also impacted various applications and files that contained sensitive employee information. The incident may have affected approximately 500,000 patients, former patients, guarantors and 200 staff located across several states, U.S. territories and four countries. In response, we have engaged a consumer credit reporting agency to facilitate patient notifications, call center services and credit monitoring of the affected parties on our behalf. In addition, we are currently investigating the impact of this security incident on another subsidiary, Fresenius Vascular Care, Inc., located in the United States. This investigation is still ongoing.

Based on expenses incurred to date for the investigation and remedial action described above, together with forecasted additional expenses, the Company does not expect the incident to have a material impact on its financial condition or results of operations. However, the Company’s investigation and determination to report the incident also considered certain other factors, including CVC’s obligation to report the incident to regulatory bodies, possibly resulting agency investigations, potential future litigation and potential reputational damage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: December 6, 2023

Fresenius Medical Care AG,

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board